                                EXHIBIT "21(A)"

                                                                   PRESS RELEASE

FOR IMMEDIATE RELEASE

                          ONYX ACCEPTANCE CORPORATION
                         ADOPTS SHAREHOLDER RIGHTS PLAN

                 IRVINE, CALIFORNIA -- July 8, 1997 -- ONYX ACCEPTANCE CORPORATION (NASDAQ NMS:ONYX) announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on July 21, 1997.

                 Each Right will entitle Stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock of the Company (the "Series A Participating Preferred Stock") at an Exercise Price of $50 upon certain events. The Rights are designed to guard against partial tender offers and other abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares. The Rights Plan will not prevent takeovers, but is designed to deter coercive takeover tactics and to encourage anyone attempting to acquire the Company to first negotiate with the Board.

                 The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock.

                 If a person or group acquires 15% or more of the Company's outstanding Common Stock, or a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then current exercise price, units of the Company's Series A Participating Preferred Stock (or, in certain circumstances, the Company's Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then current exercise price. In addition, if, after the Rights become exercisable, Onyx Acceptance Corporation is acquired in a merger or other business combination transaction, or sells 50% or more of



                                       1.

its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then current price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.

                 At any time within ten days after a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

                 The dividend distribution will be made on July 21, 1997 payable to stockholders of record on that date. The Rights will expire on July 20, 2007. The initial distribution of Rights is not taxable to stockholders.

                 Onyx Acceptance is an Irvine-based company specializing in automobile finance with new and select used car dealerships in California, Arizona, Washington, Nevada, Oregon, Illinois, Florida and Idaho. It has 11 regional offices located in California, Arizona, Washington, Nevada, Illinois and Florida with headquarters located at ;8001 Irvine Center Drive, Fifth Floor, Irvine, California, (714) 450- 5500.



                                       2.